American Rebel Holdings, Inc.

909 18th Avenue South, Suite A

Nashville, Tennessee, 37212

August 10, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-1
File No. 333- 266559

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, American Rebel Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Friday, August 12, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

American Rebel Holdings, Inc.

/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr.
Chief Executive Officer